Schedule A

to the

Sub-Advisory Agreement

by and between

Roundhill Financial, Inc.

And

Exchange Traded Concepts LLC

As of December 11, 2023

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, calculated daily and paid monthly, at an annual rate based on the accumulative average daily net assets of each fund (whether that fund is a series of Roundhill ETF Trust or another trust) that ETC sub-advises and Roundhill is the investment adviser (or the Fund Sponsor), and subject to a minimum annual fee as follows:

Minimum Annual Fee	Asset-Based Fee
$15,000	4 bps (0.04%) on the first $200 million 3.5 bps (0.035%) on the next $800 million 3 bps (0.03%) on the next $1 billion 2.5 bps (0.025%) on the balance over $2 billion
Current Series of Roundhill ETF Trust Covered by this Sub-Advisory Agreement and Subject to the Accumulative Asset-Based Fee Set Forth Above
Roundhill S&P Dividend Monarchs ETF
Roundhill S500 Managed Distribution ETF
Roundhill Tech 100 Managed Distribution ETF
Current Series of Other Trusts Subject to the Accumulative Asset-Based Fee Set Forth Above
Roundhill Video Games ETF
Roundhill Cannabis ETF
Roundhill Sports Betting & iGaming ETF
Roundhill S&P Global Luxury ETF
Roundhill Ball Metaverse ETF
Roundhill Alerian LNG ETF
Roundhill MEME ETF
Roundhill IO Digital Infrastructure ETF

Minimum Annual Fee	Asset-Based Fee
$30,000 for the first fund in the table below; $20,000 for remaining funds	7 bps (0.07%) on the first $250 million 6 bps (0.06%) on the next $250 million 5 bps (0.05%) on the next $500 million 4 bps (0.04%) on the balance over $1 billion
Current Series of Roundhill ETF Trust Covered by this Sub-Advisory Agreement and Subject to the Accumulative Asset-Based Fee Set Forth Above
Roundhill Bitcoin Covered Call Strategy ETF